

August 10, 2009

<u>Via Facsimile (949) 203-6161 and U.S. Mail</u>

Nicholas J. Yocca, Esq.
The Yocca Law Firm
19900 MacArthur Boulevard 650
Irvine, California 92612

> **Re:** **CNS Response, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed August 5, 2009**
> **by Leonard J. Brandt**
> **Preliminary Consent Solicitation Statement on Schedule 14A filed August 5, 2009 by Leonard J. Brandt**
> **File No. 000-26285**

Dear Mr. Yocca:

We have reviewed the above-referenced filing and have the following comments.

<u>Revised Preliminary Proxy Statement on Schedule 14A</u>

<u>Cover Letter</u>

1. We note revisions throughout the proxy, proxy card and the cover letter referencing the use of the proxies "to be used at <u>any</u> meeting of Stockholders, and all adjournments and postponements thereof but not in any event later than the next Annual Meeting of Stockholders, and any adjournments thereof." We refer you to Rule 14a-4(c)(3). It is not apparent that you may exercise discretionary authority in the manner contemplated. If adjournment of a meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. In that regard, the proxy card should include boxes so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also, you will need to revise your document to provide the information required pursuant to Item 21 of Schedule 14A.

2. We note the response to prior comment 2. Given the revisions made on the proxy card and in parts of this discussion that emphasize the unavailability of cumulative voting and current Delaware jurisprudence interpreting Section 2115, it is not apparent why the

disclosure continues to reference the mechanics of cumulative voting or why disclosure continues to imply that a provisional vote on cumulative voting could be requested. Your response and disclosure suggest that such disclosure is no longer necessary. Accordingly, please remove all disclosure regarding cumulative voting and Section 2115. Also, remove the suggestion that shareholders may request cumulative voting. Alternatively, as requested in our prior comment, revise the proxy and proxy card to address how provisional voting could occur and present this as a separate matter for which you are soliciting proxies/consents.

The Nominees Intentions and Present Plans

3.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the following assertions:

- Mr. Brandt has had "numerous discussions with potential investors in the Company…,";
- "…other stockholders had previously expressed interest, and to Mr. Brandt's knowledge continue to be interested, in being among the investors in the Company's financings…,"; and,
- [Mr. Brandt] received from *multiple* investors their expressions of interest in making *substantial investments* if the Company reports compelling rEEG technology…" (emphasis added)

Alternatively, remove the statements.

4.   We note your response and the detailed disclosure added in response to comment 7. Given that your nominees currently appear to equal the number of incumbent director slots, it is not apparent that the scenario contemplated would occur. Revise to clarify your disclosure or clarify the circumstances in which the scenario described (i.e., more incumbent directors than there are nominees) would occur.

Closing Comments

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions